News Release

For Immediate Release

Stantec marks 52nd consecutive year of profitability with a 34% increase in net income for 2005

EDMONTON AB (February 23, 2006) TSX:STN; NYSE:SXC

•
In 2005, Stantec generated gross revenue of C$618.0 million, an 18.6% increase from C$520.9 million last year. Net income increased 34.6% to C$40.6 million from C$30.2 million. Basic earnings per share were 25.2% higher at C$2.04 compared to C$1.63 in 2004.

•
In the fourth quarter 2005, gross revenue increased to C$180.6 million from C$127.0 million in 2004. Net income was C$8.0 million compared to C$9.6 million in 2004. Basic earnings per share were C$0.36 compared to C$0.52 in the fourth quarter last year. The decrease in net income and earnings per share is due to several factors:

-	Increase in effective income tax rate from 26.1% in Q4 2004 to 35.0% in Q4 2005
-	Integration and system conversion of The Keith Companies and Keen Engineering including training of over 1,000 staff on the use of new systems and processes
-	Amortization of intangible assets related to the three acquisitions completed during the year
-	Captive insurance potential claims provisions
-	An additional 3.3 million shares issued as part of The Keith Companies transaction
•
In 2005 Stantec added three companies; CPV Architects of Calgary, Alberta; The Keith Companies headquartered in Irvine, California; and Keen Engineering headquartered in Vancouver, British Columbia. These acquisitions brought over 1,000 employees to Stantec through the year. The Company also listed its shares on the New York Stock Exchange under the symbol SXC and reached an agreement with a syndicate of financial institutions for a new C$160 million credit facility.

“I’m pleased to report another year of excellent performance and the 52nd consecutive year of profitability for Stantec,” says Tony Franceschini, Stantec President & CEO. “Our focus has always been on long term earnings and revenue growth and once again we were able to achieve record results through 2005, one of the most active years in our history.”

Stantec’s evolution has given the Company great depth and breadth of services and project activity through 2005 reflected that growth. For example, the Transportation group is part of a consortium providing design services for the development of the southeast leg of Anthony Henday Drive--Edmonton, Alberta’s ring road--including 11km (6.84 miles) of freeway along with 25 road structures. This project followed the completion of previous assignments by Stantec early on in the design of the ring road. Similarly, in Ottawa, Ontario, the Company completed an environmental assessment and the detailed design of a major roadway rehabilitation for Perth Street and later in the year Stantec was awarded the construction administration services portion of the project which includes civil engineering, landscape architecture, and survey services. In California, Stantec is working on a multi-million dollar contract for the engineering design, program and project management of the eastern portion of the New Model Colony, located in Ontario. The New Model Colony is comprised of approximately 7,676 acres (3,106 hectares) consisting of 30 planning areas. Stantec will provide professional engineering and consulting services for the backbone infrastructure on over 12 of the 30 areas covering approximately 3,500 acres (1,416 hectares). These facilities will include 34 miles (54.7 km) of arterial streets, water and recycled water mains, sewers, storm drains, and dry utilities.

“We reached a number of milestones in 2005 including the addition of The Keith Companies, our largest acquisition ever, and listing on the New York Stock Exchange,” says Franceschini. “I want to thank Stantec employees for their energy and talent that contributed to our success this year and won many great projects for the Company across North America and the Caribbean.”

Stantec’s Annual & Special Meeting of Shareholders will be held on May 4, 2006, at 1:00 PM EST (11:00 AM MST) at Stantec’s headquarters in Edmonton, Alberta, 10160-112th Street. The Q4/Year-End Conference Call, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec’s web site at stantec.com in the Investor Relations section.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 5,500 employees operating out of over 60 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some of these statements may involve risks and uncertainties. Actual results may be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec’s filings with the Securities and Exchange Commission.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media & Communications	Investor Relations
Stantec	Stantec
Tel: 780-917-7441	Tel: 780-917-7288
stantec.com
-Financial Statements and MD&A attached-

STANTEC INC.
Consolidated Balance Sheets
	December 31	December 31
	2005	2004
(Columnar figures in thousands of Canadian dollars)	$	$
ASSETS [note 8]
Current
Cash and cash equivalents	28,143	37,890
Restricted cash [note 2]	21,312	-
Accounts receivable, net of allowance for doubtful accounts of
$16,053 in 2005 ($21,095 - 2004)	137,928	112,476
Costs and estimated earnings in excess of billings	66,172	40,861
Prepaid expenses	5,420	4,165
Future income tax assets [note 14]	14,827	8,532
Other assets [note 6]	6,569	4,831
	280,371	208,755
Property and equipment [note 3]	58,519	48,262
Goodwill [note 4]	242,674	84,694
Intangible assets [note 5]	27,304	6,278
Future income tax assets [note 14]	6,814	6,357
Other assets [note 6]	13,097	7,754
	628,779	362,100
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 7]	106,757	78,718
Billings in excess of costs and estimated earnings	24,251	18,832
Income taxes payable	4,441	5,732
Current portion of long-term debt [note 8]	4,813	12,820
Future income tax liabilities [note 14]	17,552	10,653
	157,814	126,755
Long-term debt [note 8]	81,886	21,155
Other liabilities [note 9]	24,764	16,818
Future income tax liabilities [note 14]	16,262	8,316
	280,726	173,044
Commitments and contingencies [notes 2, 8, 10 and 11]

Shareholders' equity
Share capital [note 12]	210,604	87,656
Contributed surplus [note 12]	5,522	2,544
Cumulative translation account [note 13]	(25,575)	(19,018)
Deferred stock compensation	(833)	-
Retained earnings	158,335	117,874
	348,053	189,056
	628,779	362,100

See accompanying notes
On behalf of the Board:
Director	Director

2.

STANTEC INC.

Consolidated Statements of Income and Retained Earnings

Years ended December 31	2005	2004	2003
(Columnar figures in thousands of Canadian dollars, except per share
amounts)	$	$	$
INCOME
Gross revenue	618,020	520,879	459,942
Less subconsultant and other direct expenses	93,468	71,728	68,546
Net revenue	524,552	449,151	391,396
Direct payroll costs	234,553	205,513	183,471
Gross margin	289,999	243,638	207,925
Administrative and marketing expenses	212,633	183,739	154,788
Depreciation of property and equipment	12,389	11,986	9,912
Amortization of intangible assets	2,542	927	925
Net interest expense [note 8]	571	2,805	2,637
Share of income from associated companies	(187)	(385)	(580
Foreign exchange (gains) losses	(449)	(94)	615
Income before income taxes	62,500	44,660	39,628
Income taxes [note 14]
Current	21,735	18,065	10,050
Future	143	(3,595)	4,508
	21,878	14,470	14,558
Net income for the year	40,622	30,190	25,070
Retained earnings, beginning of year	117,874	88,266	64,240
Shares repurchased [note 12]	(161)	(582)	(1,044
Retained earnings, end of year	158,335	117,874	88,266
Earnings per share [note 15]
Basic	2.04	1.63	1.37
Diluted	1.98	1.59	1.31
See accompanying notes

3.

STANTEC INC.
Consolidated Statements of Cash Flows
Years ended December 31	2005	2004	2003
(Columnar figures in thousands of Canadian dollars)	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	637,391	568,897	465,114
Cash paid to suppliers	(200,445)	(169,573)	(156,460
Cash paid to employees	(355,621)	(313,321)	(274,444
Dividends from equity investments	550	300	-
Interest received	6,531	6,426	2,710
Interest paid	(6,551)	(8,639)	(4,462
Income taxes paid	(28,882)	(10,530)	(18,142
Income taxes recovered	4,341	3,791	2,577
Cash flows from operating activities [note 16]	57,314	77,351	16,893
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and bank
indebtedness assumed [note 2]	(100,383)	(18,845)	(6,046
Cash of joint venture held for sale	-	-	(369
Restricted cash used for acquisitions [note 2]	9,000	-	-
Increase in investments held for self-insured liabilities	(7,295)	(9,562)	-
Proceeds on disposition of investments	522	55	195
Collection of notes receivable from disposition of Technology
and Design Build segments	406	1,014	-
Purchase of property and equipment	(17,005)	(17,488)	(28,713
Proceeds on disposition of property and equipment	155	34,672	1,444
Cash flows used in investing activities	(114,600)	(10,154)	(33,489
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(46,875)	(35,546)	(20,592
Proceeds from long-term borrowings	95,929	13,960	-
Net change in bank indebtedness financing	-	(17,151)	17,151
Repurchase of shares for cancellation [note 12]	(195)	(720)	(1,392
Share issue costs [note 12]	(1,969)	-	-
Proceeds from issue of share capital [note 12]	961	3,490	651
Cash flows from (used in) financing activities	47,851	(35,967)	(4,182
Foreign exchange loss on cash held in foreign currency	(312)	(683)	(1,081
Net increase (decrease) in cash and cash equivalents	(9,747)	30,547	(21,859
Cash and cash equivalents, beginning of year	37,890	7,343	29,202
Cash and cash equivalents, end of year	28,143	37,890	7,343
See accompanying notes

4.

STANTEC INC.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Stantec Inc. ("the Company") is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

Generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. The effects of differences between the application of Canadian and United States GAAP on the financial statements of the Company are described in note 20.

Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG-15) -"Consolidation of Variable Interest Entities" ("VIEs") of the Canadian Institute of Chartered Accountants (CICA) Handbook. VIEs refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and requires the primary beneficiary of a VIE to consolidate a VIE. These consolidated financial statements include all VIEs for which the Company is the primary beneficiary. The adoption of this accounting guideline on a prospective basis did not have an impact on the Company's consolidated financial statements.

Effective January 1, 2004, the Company adopted the recommendations of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with GAAP. It describes what constitutes GAAP and its sources and states that an entity should apply every primary source of GAAP that deals with the accounting and reporting in financial statements of transactions or events it encounters. The initial adoption of these recommendations on a prospective basis on January 1, 2004, did not have an impact on the Company’s consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates.

During the 2005 fiscal year, management revised its estimate of the allowance for doubtful accounts based on improved information available on historical loss experience. The revision was applied prospectively and reduced the allowance for doubtful accounts and administrative and marketing expenses at the time of the revision by $4,000,000.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all VIEs for which the company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.

5.

STANTEC INC.

Notes to the Consolidated Financial Statements

Investments

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received. These include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%) and Planning & Stantec Limited (50%).

Other investments, including investments held for self-insured liabilities, are recorded at cost. When a loss in the value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20% - 30%	declining balance
Business information systems		straight-line over 3 to 5 years
Office equipment	20% - 30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease plus one renewal
period to a maximum of 15 years or the
improvements economic life
Buildings	4% - 5%	declining balance

Leases

Leases that transfer substantially all of the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Rental payments under operating leases are expensed as incurred.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases.

Goodwill and intangible assets

The cost of intangible assets with finite lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one and a half years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of one to five years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill were to exceed its fair value.

Long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets with finite lives, using factors such as expected future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. An impairment loss would be recognized if the carrying value of the long-lived asset were to exceed its fair value.

6.

STANTEC INC.

Notes to the Consolidated Financial Statements

Accrual and investments held for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The accrual for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The accrual for self-insured liabilities does not include unasserted claims, where assertion by a third party is not probable.

The Company invests funds to support the accrual for self-insured liabilities. These investments are classified in other assets as investments held for self-insured liabilities.

Forward contracts

The Company may enter into forward currency exchange contracts to manage risk associated with net operating assets denominated in US dollars. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes. These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. The fair value of such instruments is recorded as either accounts receivable or payable.

Non-interest bearing debt

Non-interest bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, bank loans, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments. The carrying amount of bank loans approximates fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate fair values except as otherwise disclosed in the financial statements.

Credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities and accounts receivable. The Company maintains an allowance for estimated credit losses and mitigates the risk of its investment in bonds through the overall quality and mix of its bond portfolio. The Company provides services to diverse clients in various industries and sectors of the economy, and its credit risk is not concentrated in any particular client, industry, economic or geographic sector.

Interest rate risk

The Company is subject to interest rate risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that the Company's investments held for self-insured liabilities contain fixed rate government and corporate bonds. The Company has not entered into any derivative agreements to mitigate these risks.

7.

STANTEC INC.

Notes to the Consolidated Financial Statements

Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined.

Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue.

Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in 2005 is $8,436,000 (2004 - $7,311,000; 2003 - $5,980,000). The Company does not provide postemployment or postretirement benefits.

Foreign currency translation

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders' equity in the cumulative translation account.

Stock-based compensation and other stock-based payments

The Company has one share option plan, which is described in note 12, and accounts for grants under this plan in accordance with the fair value based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

Investment tax credits

Investment tax credits arising from qualifying scientific research and experimental development efforts are recorded as a reduction of the applicable administration and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $1,239,000 (2004 - $426,000; 2003 - $237,000) were recorded and reduced administration and marketing expenses in 2005.

8.

STANTEC INC.

Notes to the Consolidated Financial Statements

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued upon the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of the outstanding restricted shares, on a weighted average basis, are also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. The Company uses estimates in arriving at its allowance for doubtful accounts that are based, primarily, on the age of the outstanding accounts receivable and the historical collection and loss experience.

Recent accounting pronouncements

In January 2005, the CICA released the new Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. These pronouncements further align Canadian GAAP with US GAAP (note 20). Section 1530 establishes standards for the reporting and display of comprehensive income. Comprehensive income is defined to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The Section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in the Section are in addition to Section 1530 and recommend that an enterprise present separately the components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. Upon initial adoption of these recommendations in fiscal 2007 unrealized losses on the translation of self-sustaining foreign operations will be included in comprehensive income. Currently these unrealized losses are reflected in our cumulative translation account.

In January 2005, the CICA released the new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This pronouncement further aligns Canadian GAAP with US GAAP (note 20). This Section provides standards for the classification of financial instruments and the related interest, dividends, gains and losses. It prescribes when a financial instrument should be stated at fair value and when it would be valued using cost-based measures. Financial instruments are defined to include accounts receivable and payable, loans, investments in debt and equity securities and derivative contracts. Upon initial adoption of these recommendations in fiscal 2007 the Company’s investments held for self-insured liabilities will be reflected as investments held for sale and the resulting unrealized gains or losses will be reflected through other comprehensive income until realized, when the gains or losses will be recognized in net income. This new standard is not expected to have a material effect on the results of operations.

9.

STANTEC INC.

Notes to the Consolidated Financial Statements

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required and such adjustments may be material. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments therefore, have no net effect on the original purchase price allocations. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2005, the maximum contingent consideration that may be payable in 2006 and future years is approximately $9,000. Such additional consideration is recorded as additional goodwill in the period in which the contingency is resolved.

Acquisitions in Fiscal 2005

On August 3, 2005, the Company acquired the shares and business of CPV Group Architects & Engineers Ltd. for cash consideration. This acquisition strengthens the Company's architecture and interior design presence in Canada.

On September 15, 2005, the Company acquired the shares and business of The Keith Companies, Inc. ("Keith") for a combination of cash consideration and Stantec common shares. Under the terms of the agreement, the number of common shares issued (3,328,776) as consideration was based on the average sale price of the Stantec common stock on the Toronto Stock Exchange for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. In order for the Keith transaction to qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, a portion of Keith's cash, at the time of acquisition, is subject to restrictions on its use. Generally, the restricted cash can be used to fund further acquisitions as well as future capital expenditures. The acquisition of Keith supplements the Company's urban land development services group and increases the breadth and depth of the Company's multidiscipline engineering and consulting services by adding employees and offices throughout the western and midwestern United States.

On October 1, 2005, the Company acquired the shares and business of Keen Engineering Co. Ltd. for cash consideration and promissory notes. This acquisition supplements the Company’s building design services in Canada and the western United States.

The purchase price allocations for the CPV Group Architects & Engineers Ltd., Keith and Keen Engineering Co. Ltd. acquisitions have not yet been finalized. The Company expects to finalize the purchase price allocations for CPV Group Architects & Engineers Ltd. and Keith during the first quarter of 2006 and for Keen Engineering Co. Ltd. during the second quarter of 2006.

During 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and finalized the purchase price allocations for The Sear-Brown Group, Inc. (2004), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions. In addition, the Company adjusted the purchase price on the Ecological Services Group Inc. (2003), the GBR Architects Limited (2004), and the Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

10.

STANTEC INC.

Notes to the Consolidated Financial Statements

Acquisitions in Fiscal 2004

During 2004, the Company acquired the shares and business of the Sear-Brown Group, Inc. (April 2, 2004), GBR Architects Limited (May 31, 2004), Dunlop Architects Inc. (October 8, 2004) and the assets and business of Shaflik Engineering (November 26, 2004). The Sear-Brown Group, Inc. acquisition opened up a new geographic market for the Company in the Northeast United States and a new service in the bio/pharmaceutical industry. The acquisition of GBR Architects Limited and Dunlop Architects Inc. supplemented the Company's architecture and interior design practice while increasing its presence in Winnipeg and the Greater Toronto Area, respectively. The Shaflik Engineering acquisition strengthens the Company's capabilities for upcoming Olympic projects in British Columbia with their strong involvement in sports facilities and transportation systems.

During 2004, the Company also adjusted the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), APAI Architecture Inc. and Mandalian Enterprises Limited (2003), Graeme & Murray Consultants Ltd. (2002), Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Keith	Other	Total	Total
	2005	2005	2005	2004
(in thousands of Canadian dollars)	$	$	$	$
Cash consideration	107,062	11,200	118,262	12,432
Share consideration	125,540	-	125,540	-
Promissory notes	-	2,753	2,753	1,487
Purchase price	232,602	13,953	246,555	13,919
Assets and liabilities acquired at fair values
Cash acquired (bank indebtedness assumed)	22,075	(4,196)	17,879	(6,413)
Restricted cash acquired	30,882	-	30,882	-
Non-cash working capital	9,747	3,929	13,676	6,057
Property and equipment	5,751	991	6,742	3,211
Investments	32	-	32	87
Goodwill	149,844	12,218	162,062	18,425
Other long-term assets	554	-	554	-
Intangible assets
Client relationships	17,476	947	18,423	1,357
Contract backlog	3,995	1,053	5,048	301
Other	669	(139)	530	500
Other long-term liabilities	(1,380)	243	(1,137)	(1,642)
Long-term debt	-	(745)	(745)	(8,414)
Future income taxes	(8,226)	(348)	(8,574)	450
Deferred stock compensation	1,183	-	1,183	-
Net assets acquired	232,602	13,953	246,555	13,919

All of the goodwill is non-deductible for income tax purposes.

At the time of acquisition management estimates exit costs to downsize or close offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 9).

11.

STANTEC INC.

Notes to the Consolidated Financial Statements

Proforma data

The following unaudited proforma data presents information as if the acquisitions of The Sear-Brown Group, Inc., GBR Architects Limited, Dunlop Architects Inc., Shaflik Engineering Ltd., CPV Group Architects & Engineers Ltd., Keith, and Keen Engineering Co. Ltd. had occurred on January 1, 2004. The unaudited pro forma data is provided for information purposes only and is based on historical information. The unaudited pro forma data does not necessarily reflect the actual results of operations that would have occurred had these acquired entities and Stantec Inc. comprised a single entity during the periods, nor is it necessarily indicative of future results of operations of the combined entities.

			2005	2004
(in thousands of Canadian dollars, except per share amounts) (Unaudited)			$	$
Pro forma gross revenue			753,291	726,827
Pro forma net revenue			646,614	628,844
Pro forma net income			49,098	39,563
Basic pro forma earnings per share			2.2	1.81
Diluted pro forma earnings per share			2.15	1.77

3. Property and Equipment
	2005		2004
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
(in thousands of Canadian dollars)	$	$	$	$
Engineering equipment	42,560	22,736	33,622	19,058
Business information systems	11,475	4,237	9,681	1,796
Office equipment	23,030	10,071	19,953	7,519
Automotive equipment	5,263	2,867	4,254	2,578
Leasehold improvements	14,226	2,053	11,994	2,031
Buildings	4,204	704	1,901	594
Land	429	-	433	-
	101,187	42,668	81,838	33,576
Net book value		58,519		48,262

In 2004 the Company completed the sale of its Edmonton office building (included in buildings and land) for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term (note 9).

Included in leasehold improvements is construction work in progress in the amount of $337,000 (2004 -buildings -$89,000) on which depreciation has not started.

12.

STANTEC INC.
Notes to the Consolidated Financial Statements
4. Goodwill
	2005	2004
(in thousands of Canadian dollars)	$	$
Goodwill, beginning of year	84,694	69,696
Current year acquisitions	160,840	18,006
Additional purchase price payments	700	-
Other purchase price adjustments	522	419
Impact of foreign exchange	(4,082)	(3,427)
Goodwill, end of year	242,674	84,694

5. Intangible Assets
	2005		2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
(in thousands of Canadian dollars)	$	$	$	$
Client relationships	24,914	2,232	6,859	1,195
Contract backlog	4,900	1,219	339	290
Other	1,218	277	750	185
	31,032	3,728	7,948	1,670
Carrying amount		27,304		6,278

Once an intangible asset is fully amortized, the gross carrying amount and the related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recognized any intangible assets with indefinite lives. For intangible assets held as of December 31, 2005, the estimated aggregate amortization expense for each of the next five years is as follows:

(in thousands of Canadian dollars)		$
	2006	5,762
	2007	3,154
	2008	2,609
	2009	2,541
	2010	2,403
	Thereafter	10,835
		27,304

13.

STANTEC INC.
Notes to the Consolidated Financial Statements
6. Other Assets
	2005	2004
(in thousands of Canadian dollars)	$	$
Investments held for self-insured liabilities	16,857	9,562
Investments in associated companies	1,545	1,909
Investments - other	710	1,114
Other	554	-
	19,666	12,585
Less current portion of investments held for self-insured liabilities	6,569	4,831
	13,097	7,754

The investments held for self-insured liabilities consist of government and corporate bonds of $14,013,000; (2004 - $8,740,000) and equity securities of $2,844,000 (2004 - $822,000). The bonds bear interest at rates ranging from 3.0 to 6.8% per annum (2004 - 3.5 to 8.6%) . The estimated fair value of the bonds at December 31, 2005, is $13,721,000 (2004 - $8,761,000) and of the equities is $3,406,000 (2004 - $839,000). The term to maturity of the bond portfolio is $373,000 due within one year and $13,640,000 due from one to ten years.

7. Accounts Payable and Accrued Liabilities
	2005		2004
(in thousands of Canadian dollars)		$	$
Trade accounts payable	26,784		21,651
Employee and payroll liabilities	52,314		37,188
Accrued liabilities	27,659		19,879
	106,757		78,718

14.

STANTEC INC.
Notes to the Consolidated Financial Statements
8. Long-Term Debt
	2005	2004
(in thousands of Canadian dollars)	$	$
Non-interest bearing note payable	122	111
Other non-interest bearing notes payable	5,643	7,862
Bank loan	79,035	23,997
Mortgages payable	1,706	1,765
Other	193	240
	86,699	33,975
Less current portion	4,813	12,820
	81,886	21,155

The non-interest bearing note payable is due November 1, 2027 in the amount of $933,000. The note's carrying value of $122,000 is determined using a discount rate of 9.75% . If the non-interest bearing note payable were discounted at interest rates in effect at December 31, 2005, the fair value of the note would be $184,000 (2004 -$177,000).

The carrying values of the other non-interest bearing notes payable have been calculated using a weighted average rate of interest of 5.58% and are supported by promissory notes. The notes are due at various times from 2006 to 2008. The aggregate maturity value of the notes is $5,985,000 (2004 - $8,336,000). As at December 31, 2005 there were no US$ non-interest bearing notes outstanding. As at December 31, 2004, $47,000 of the notes' carrying value was payable in US funds (US $39,000). The carrying value of the other non-interest bearing notes payable approximates their fair value based on interest rates in effect at December 31, 2005.

During 2005, the Company replaced its existing revolving credit facility with a revolving credit facility in the amount of $160 million due on August 31, 2008. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. At December 31, 2005, the facility was accessed to finance a portion of the Keith acquisition. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at December 31, 2005, $29,075,000 of the bank loan was payable in US funds (US $25,000,000). Repayment of loans under the credit facility may be made from time to time at the option of the Company. The average interest rate applicable at December 31, 2005 was 4.34% (2004 - 3.47%) . The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio, and earnings to debt service ratio. The Company was in compliance with all covenants under this agreement as at December 31, 2005. All assets of the Company are held as collateral under a general security agreement for the bank loan.

The mortgages payable bear interest at a weighted average rate of 7.67%, and are supported by first mortgages against land and buildings. Subsequent to year-end the mortgages payable were paid out in full.

Other long-term debt bears interest at a weighted average rate of 3.5% and is due at dates ranging from 2006 to 2008. No assets are pledged in support of this debt.

15.

STANTEC INC.

Notes to the Consolidated Financial Statements

Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)		$
	2006	4,813
	2007	1,661
	2008	80,103
	2009	-
	2010	-
	Thereafter	122
		86,699

Interest incurred on long-term debt in 2005 was $2,000,000 (2004 - $2,219,000; 2003 - $2,681,000). In 2005 total interest expense, net of interest income, was $571,000 (2004 - $2,805,000; 2003 - $2,637,000). At December 31, 2005, the Company had issued and outstanding letters of credit totaling $1,070,000.

9. Other Liabilities
	2005	2004
(in thousands of Canadian dollars)	$	$
Provision for self-insured liabilities	12,866	5,236
Deferred gain on sale leaseback	6,624	7,073
Lease inducement benefits	7,997	4,742
Liabilities on lease exit activities	2,251	2,817
Other	1,021	-
	30,759	19,868
Less current portion included in accrued liabilities	5,995	3,050
	24,764	16,818
Provision for self- insured liabilities
Effective August 1, 2003, the Company began self-insuring a portion of its estimated liabilities which may arise in connection with reported legal claims (note 11). This provision is based on the results of an actuarial review performed in 2005 and 2004 with the current and long-term portion determined based on the actuarial estimate provided. At December 31, 2005, the long-term portion was $10,288,000 (2004 - $4,731,000).
	2005	2004
(in thousands of Canadian dollars)	$	$
Provision, beginning of year	5,236	2,410
Current year provision	9,764	2,826
Payment for claims settlement	(2,134)	-
Provision, end of year	12,866	5,236

16.

STANTEC INC.

Notes to the Consolidated Financial Statements

The self-insured liability increased during 2005 primarily due to new claims incurred and reported since the end of 2004. Claim settlements of $2,134,000 were made in 2005. The timing of such settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.

Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2005	2004
(in thousands of Canadian dollars)	$	$
Liability, beginning of year	2,817	-
Current year provision:
Established for existing operations	609	936
Resulting from acquisitions	276	3,465
Payment or reductions:
Impacting net income	(1,103)	(1,375)
Impacting the purchase price allocation	(325)	-
Impact of foreign exchange	(23)	(209)
Liability, end of year	2,251	2,817

10. Commitments

Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years are as follows:

(in thousands of Canadian dollars)		$
	2006	34,794
	2007	31,248
	2008	25,240
	2009	21,936
	2010	18,910
	Thereafter	79,585
		211,713

Premise rental expense for the year ended December 31, 2005 was $29,282,000 (2004 - $25,116,000; 2003 -$19,321,000).

11. Contingencies

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results from the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.

17.

STANTEC INC.
Notes to the Consolidated Financial Statements
12. Share Capital
Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series with attributes designated by the Board of Directors
Common shares issued and outstanding

	Capital Stock						Contributed Surplus
	2005		2004		2003		2005	2004	2003
(in thousands of	Shares		Shares		Shares
Canadian dollars)	#	$	#	$	#	$	$	$	$
Balance, beginning
of the year	18,871,085	87,656	18,327,284	84,281	18,282,720	83,973	2,544	1,842	1,247
Share options
exercised for cash	120,070	961	573,101	3,490	119,264	651
Stock-based
compensation
expense							963	725	600
Share repurchased
under normal
issuer bid	(6,800)	(33)	(29,300)	(134)	(74,700)	(343)	(1)	(4)	(5)
Reclassification of fair
value of stock
options previously
expensed		159		19		-	(159)	(19)	-
Shares issued on
acquisition	3,328,776	123,365	-	-	-	-
Restricted shares
issued on
acquisition							2,175	-	-
Share issue costs		(1,504)		-		-
Balance, end of the
year	22,313,131	210,604	18,871,085	87,656	18,327,284	84,281	5,522	2,544	1,842

During 2005, 6,800 common shares (2004 - 29,300; 2003 - 74,700) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $195,000 (2004 - $720,000; 2003 - $1,392,000). Of this amount, $33,000 and $1,000 (2004 - $134,000 and $4,000; 2003 - $343,000 and $5,000) reduced the share capital and contributed surplus accounts respectively, with $161,000 (2004 - $582,000; 2003 - $1,044,000) being charged to retained earnings.

During 2005, the Company incurred share issue costs of $1,969,000 less a future tax recovery of $465,000.

During 2005, the Company recognized stock-based compensation expense of $1,814,000 (2004 - $1,014,000; 2003 - $706,000) in administrative and marketing expenses. Of the amount expensed, $963,000 related to the fair value of options (2004 - $725,000; 2003 - $600,000); $519,000 related to deferred share unit compensation (2004 - $289,000; 2003 - $106,000) and $332,000 related to restricted shares issued on the Keith acquisition. The fair value of options was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities and restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation has been recognized, the related portion of contributed surplus is credited to share capital.

18.

STANTEC INC.

Notes to the Consolidated Financial Statements

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers, and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from five to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 996,003 common shares. At December 31, 2005, 57,739 options are available for issue.

The Company has granted share options to directors, officers, and employees to purchase 938,264 shares at prices between $3.50 and $27.10 per share. These options expire on dates between March 14, 2006, and January 2, 2013.

	2005			2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	#	$	#	$	#	$
Share options,
beginning of year	1,071,333	13.34	1,479,100	9.28	1,296,200	6.09
Granted	-	-	167,000	24.50	307,500	21.29
Exercised	(120,070)	8.00	(573,101)	6.09	(119,264)	5.46
Cancelled	(12,999)	23.69	(1,666)	18.40	(5,336)	12.62
Share options,
end of the year	938,264	13.88	1,071,333	13.34	1,479,100	9.28

The Company has issued options to directors, officers, and employees at December 31, 2005, as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise		Contractual	Exercise	Shares	Exercise
Prices	Outstanding	Life in Years	Price	Exercisable	Price
$	#		$	#	$
3.50 - 3.60	347,500	0.8	3.56	347,500	3.56
5.20 - 7.00	40,550	0.8	6.05	40,550	6.05
14.50 - 18.85	159,400	4.1	15.62	159,400	15.62
21.00 - 27.10	390,814	5.8	23.17	148,654	22.22
3.50 - 27.10	938,264	3.4	13.88	696,104	10.45

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics that are significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

19.

STANTEC INC.

Notes to the Consolidated Financial Statements

The estimated fair value of options granted, both at the share market price on the grant date and in excess of the share market price on the grant date, was determined using the weighted average assumptions as indicated below. No options were granted in 2005.

	2004	2003

	Granted	Granted	Granted in
	at market	at market	excess of market
Risk-free interest rate (%)	4.07	4.48	5.04
Expected hold period to exercise (years)	6.0	6.2	9.1
Volatility in the price of the Company's shares (%)	26.1	27.4	28.5
Weighted average fair value per option	8.46	7.40	6.04

13. Cumulative Translation Account

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company's net investment in self-sustaining US based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.1630 (2004 - 1.2020; 2003 -1.2965) .

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Cumulative translation account, beginning of year	(19,018)	(13,861)	1,966
Current year deferred translation adjustment	(6,557)	(5,157)	(15,827)
Cumulative translation account, end of year	(25,575)	(19,018)	(13,861)

20.

STANTEC INC.

Notes to the Consolidated Financial Statements

14. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2005	2004	2003
	%	%	%
Income tax expense at statutory Canadian rates	34.8	34.7	36.8
Increase (decrease) resulting from:
Loss (income) from associated companies	(0.1)	(0.3)	(0.6)
Rate differential on foreign income	0.7	(2.0)	0.6
Non-deductible expenses:
Meals and entertainment	1.1	1.4	1.4
Stock compensation	0.5	0.6	0.6
Non-taxable foreign income net of non-creditable
withholding taxes	(1.6)	(1.3)	(1.6)
Other	(0.4)	(0.7)	(0.5)
	35.0	32.4	36.7

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Domestic	61,323	48,111	36,583
Foreign	1,177	(3,451)	3,045
Total income before income taxes	62,500	44,660	39,628

Details of income tax expense (recovery) are as follows:

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Current: Domestic	21,172	17,724	9,474
Foreign	563	341	576
Total current expense	21,735	18,065	10,050
Future: Domestic	5	(566)	3,532
Foreign	138	(3,029)	976
Total future expense	143	(3,595)	4,508
Total:Domestic	21,177	17,158	13,006
Foreign	701	(2,688)	1,552
Total income tax expense	21,878	14,470	14,558

21.

STANTEC INC.
Notes to the Consolidated Financial Statements
Significant components of the Company's future income tax assets and liabilities are as follows:
	2005	2004
(in thousands of Canadian dollars)	$	$
Future income tax assets
Differences in timing of deductibility of expenses	13,470	9,434
Loss carryforwards	4,670	2,316
Share issue and other financing costs	519	237
Tax cost of property and equipment in excess of carrying value	357	684
Deferred gain on sale of building	1,513	1,518
Other	1,112	700
	21,641	14,889
Less current portion	14,827	8,532
	6,814	6,357

	2005	2004
(in thousands of Canadian dollars)	$	$
Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	-	2,091
Differences in timing of taxability of revenues	15,287	7,702
Carrying value of property and equipment in excess of tax cost	7,304	5,025
Carrying value of intangible assets in excess of tax cost	10,625	2,016
Other	598	2,135
	33,814	18,969
Less current portion	17,552	10,653
	16,262	8,316

At December 31, 2005, loss carryforwards of approximately $3,374,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(in thousands of Canadian dollars)		$
	2007	194
	2008	1,454
	2009	66
	2010	978
	2014	664
	2015	18
		3,374

In addition, the Company has loss carryforwards of approximately $10,625,000 available to reduce the taxable income of certain US subsidiaries that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

22.

STANTEC INC.

Notes to the Consolidated Financial Statements

15. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:
	2005	2004	2003
	#	#	#
Basic shares outstanding	19,920,117	18,499,598	18,329,960
Share options (dilutive effect of 938,264 options; 2004 -
1,041,333 ; 2003 - 1,419,100)	533,792	507,691	788,056
Restricted shares (dilutive effect of 58,696 restricted
shares)	17,207	-	-
Diluted shares outstanding	20,471,116	19,007,289	19,118,016

16. Cash Flows From (Used In) Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	40,622	30,190	25,070
Add (deduct) items not affecting cash:
Depreciation of property and equipment	12,389	11,986	9,912
Amortization of intangible assets	2,542	927	925
Future income tax	143	(3,595)	4,508
Loss (gain) on dispositions of investments and property
and equipment	562	(504)	57
Stock-based compensation expense	1,814	894	706
Provision for self-insured liability	9,764	-	-
Other non-cash items	1,099	-	-
Share of income from equity investments	(187)	(385)	(580)
Dividends from equity investments	550	300	-
	69,298	39,813	40,598
Change in non-cash working capital accounts:
Accounts receivable	15,748	(1,542)	(1,252)
Costs and estimated earnings in excess of billings	(19,572)	30,218	(35,239)
Prepaid expenses	487	496	113
Accounts payable and accrued liabilities	(5,128)	(4,589)	13,944
Billings in excess of costs and estimated earnings	1,664	1,600	4,951
Income taxes payable/recoverable	(5,183)	11,355	(6,222)
	(11,984)	37,538	(23,705)
Cash flows from operating activities	57,314	77,351	16,893

23.

STANTEC INC.
Notes to the Consolidated Financial Statements
17. Joint Ventures
The Company participates in joint ventures with other parties as follows:
	Percentage Owned
	2005	2004	2003
	%	%	%
yyC.T. Joint Venture	20	20	20
Stantec - S&L Partnership	50	50	50
Colt Stantec Joint Venture	-	50	50
Edmonton International Airports Joint Venture	33	33	33
Pine Creek Consultants Joint Venture	33	33	33
Dunlop Joint Ventures	33-80	33-80	n/a
Stantec Architecture Ltd./J.L. Richards & Associates Joint
Venture	50	n/a	n/a

As part of the acquisition of Dunlop Architects Inc. ("Dunlop"), the Company acquired the interests of 13 joint ventures entered into by Dunlop. The interest held in these joint ventures ranges from 33 to 80%, and each is project specific.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

	2005	2004	2003
(in thousands of Canadian dollars)	$	$
Statement of income
Gross revenue	5,941	1,186	11,949
Subconsultant and other direct expenses	5,072	894	9,611
Administrative and marketing	147	217	776

Net income for the year	722	75	1,562

Balance sheets
Current assets	3,743	3,445	1,547

Current liabilities	2,842	2,822	1,583

Statement of cash flows
Cash flows used in operating activities	(488)	(274)	(86)

18. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer ("CEO") of the Company, and the Company's operating segments are based on its regional geographic areas.

24.

STANTEC INC.

Notes to the Consolidated Financial Statements

During 2003, the Company had seven operating segments, of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups reported to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. This new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of the Company's 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell the Company's interest. The sale was completed in 2004. In addition, during 2004, the Company sold the operations related to its Technology segment. Operations sold during the year have not been presented as discontinued operations, because the amounts are not material.

Effective 2004, because the operations that comprised the Company's Design Build and Technology segments were sold and because the Company's corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

Geographic information		Property and Equipment
		Goodwill, Intangible Assets
		2005	2004
(in thousands of Canadian dollars)		$	$
Canada		104,463	86,731
United States		223,593	52,032
International		441	471
		328,497	139,234

Geographic information		Gross Revenue
	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Canada	380,471	325,844	290,413
United States	233,428	190,362	161,655
International	4,121	4,673	7,874
	618,020	520,879	459,942
Gross revenue is attributed to countries based on the location of work performed.

25.

STANTEC INC.
Notes to the Consolidated Financial Statements
Practice area information		Gross Revenue

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Consulting Services
Environment	104,437	105,471	91,758
Buildings	159,233	107,465	89,943
Transportation	92,146	92,631	80,519
Urban Land	208,903	168,876	159,941
Industrial	53,301	45,371	33,304
	618,020	519,814	455,465
Other	-	1,065	4,477
	618,020	520,879	459,942

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

19.	Forward Contracts

The Company had no forward contracts outstanding at December 31, 2005. As at December 31, 2004, the Company had entered into foreign currency forward contracts that provided for the sale of US $10.0 million at rates ranging from 1.2050 to 1.2386 per US dollar. The fair values of these contracts, estimated using market rates at December 31, 2004, was $229,000. During 2004, net unrealized gains of $229,000 relating to derivative financial instruments were recorded in foreign exchanges (gains) losses.

20.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") that in most respects, conform to accounting principles generally accepted in the United States ("US GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US
GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP while Canadian GAAP requires the proportionate consolidation method. As permitted by the Securities and Exchange Commission, no disclosure is required of the effect of this difference.

a) Net income and comprehensive income

There are no identifiable material items that would result in a change in net income presented under Canadian and US GAAP.

The Company accounts for leases in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for leases" (SFAS 13). SFAS 13 requires leasehold improvements in an operating lease to be amortized over the shorter of their economic lives or the lease term, as defined in SFAS 13. As a result, SFAS 13 requires the amortization period for leasehold improvements to be shorter than applied by the Company under Canadian GAAP. The incremental amortization was determined to be immaterial to the years presented.

Under US GAAP the Company's investments held for self-insured liabilities would be classified as investments available for sale and recorded at fair value (note 6). The difference between the recorded and fair value of these investments was determined to be immaterial to the years presented.

26.

STANTEC INC.

Notes to the Consolidated Financial Statements

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes adjustments arising on the translation of the self-sustaining foreign operations. Canadian GAAP does not yet require similar disclosure.

Statement of Comprehensive Income
	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Net income under Canadian and US GAAP	40,622	30,190	25,070
Other comprehensive income, net of tax:
Unrealized foreign exchange loss on translation of self-
sustaining foreign operations	(6,557)	(5,157)	(15,827)
Comprehensive Income	34,065	25,033	9,243
Accumulated other comprehensive income, beginning of	(19,018)	(13,861)	1,966
year
Unrealized foreign exchange loss on translation of self-	(6,557)	(5,157)	(15,827)
sustaining foreign operations
Accumulated other comprehensive income, end of year	(25,575)	(19,018)	(13,861)

b)	Other disclosure requirements

i)	Allowance for doubtful accounts

	2005	2004	2003
(in thousands of Canadian dollars)	$	$	$
Balance, beginning of year	21,095	16,952	17,316
Acquired balances	7,298	5,294	651
Provision for doubtful accounts	73	6,632	4,544
Deductions	(12,164)	(7,152)	(4,221)
Impact on foreign exchange	(249)	(631)	(1,338)
Balance, end of year	16,053	21,095	16,952

ii)	Long term contracts
Included in accounts receivable are holdbacks on long-term contracts of $1,431,000 in 2005 and $3,653,000 in 2004.

21. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.
27.

Stantec Inc.
Management’s Discussion and Analysis

This discussion and analysis of Stantec’s operations and financial position, dated February 10, 2006, should be read in conjunction with the Company’s 2005 audited consolidated financial statements and related notes. Our 2005 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 20 of the audited consolidated financial statements summarizes the principal differences between Canadian and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Stantec’s public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are included in this report and may be included in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2006 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Factors listed in the Risk Factors section below could cause Stantec’s actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to Stantec. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. The Risk Factors section details the risks, among others, that could cause Stantec’s actual results to differ materially from those projected in our forward-looking statements.

VISION, CORE BUSINESS, AND STRATEGY
Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue by the year 2008 while providing quality services that have a positive impact on our world. To achieve this objective, we will continue to deliver fee-for-service professional services in the infrastructure and facilities market and to pursue a prudent growth plan. We are confident that we can reach our goal because of the large size of the infrastructure and facilities market and because of the dedication of our employees, who give us our competitive advantage: the ability to execute a sustainable business strategy.

Our business strategy is based on managing risk by a) diversifying our operations through a focused, three-dimensional business model, b) servicing many clients on many projects, c) taking on little or no construction risk, d) and positioning ourselves among the top-three service providers in our geographic regions and practice areas. Through our “One Team. Infinite Solutions.” approach to our business, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of assignments we pursue are small to midsize projects with a capital value of less than $100 million offering potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. It is based on diversifying our operations across distinct geographic regions, specializing in distinct but complementary practice areas, and providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning). Although we employ this three-dimensional matrix model, to meet GAAP requirements in Canada and the United States, we have one reportable segment—Consulting Services. We consider the basis on which we are organized, including geographic areas and service offerings, in identifying our reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. Our chief operating decision maker is our Chief Executive Officer (CEO), and our operating segments are based on our regional geographic areas. We have established practice areas as a technical rather than financial structure to provide strategic direction, mentoring, and technical support across all of our geographic regions.

The following explains the three main components of our business model.

Geographic Diversification
Currently, we operate in three economic regions in Canada and the United States and have a project presence in the Caribbean and other selected international locations. Our strategy for increasing our geographic reach is made up of two components. The first component is to grow our existing regional operations by expanding our services particularly in areas where we have not yet reached a mature market presence. We target to achieve a market penetration of $10 million in revenue per 1 million people in these regions. Secondly, our strategy is to expand outside our existing regions principally in the United States and Canada. We plan to continue to grow geographically primarily by acquiring firms that meet our integration criteria and to a lesser extent by expanding organically.

Practice Area Specialization
Our business model is also based on specializing in distinct but complementary project services. Currently, we provide services in five practice areas—Buildings, Environment, Industrial & Project Management, Transportation, and Urban Land.

Buildings. We provide comprehensive solutions for the development of commercial, industrial, and institutional facilities through two specialist practice areas: Architecture, Interior Design & Facilities Planning and Buildings Engineering. Our core services in these areas include project/program management, facilities management, strategic planning, architectural design, interior design, and structural, mechanical, and electrical engineering for both new construction and existing buildings and facilities. For existing buildings, we offer expertise in building operating systems (including analysis of a building’s exterior envelope and evaluation of air quality, lighting, and energy efficiency), performance engineering, and ongoing tenant improvements.

Environment. We provide solutions for sustaining air, water, and soil quality as well as the health of natural ecosystems through two specialist practice areas: Environmental Infrastructure and Environmental Management. Our core services in these areas include water supply, distribution, pumping, storage, and treatment; wastewater collection, pumping, management, and treatment; odor and corrosion control; water resources management; water reclamation and reuse; environmental site management; environmental assessment; heritage and natural resource assessment; risk assessment; health and safety assessment; air quality assessment; infiltration and inflow design/combined and sanitary sewer overflow; ecotoxicology and good laboratory practice testing; and microbiological testing.

Industrial & Project Management. We provide industrial solutions to clients in the automotive, chemical, consumer products, forestry, food and beverage, bio/pharmaceutical, power generation, pulp and paper, utilities, mining, and general manufacturing sectors. Our core services include planning, engineering, and project management, which we deliver through four specialist practice areas: Manufacturing/Industrial, Energy & Resources, Bio/Pharmaceuticals and Program & Project Management. We also provide specialty services in occupational health and safety, system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, materials handling, and commissioning.

Transportation. We offer transportation solutions for the safe and efficient movement of people, vehicles, aircraft, and goods through two specialist practice areas: Transportation and Infrastructure Management & Pavement Engineering. Our core services include project management, planning, and engineering. We prepare transportation master plans for communities and airports; conduct transportation investment studies; and design new and upgraded airport facilities, transit facilities, bridges, urban roadways, freeways, interchanges, rural highways, and rail systems. In addition, we offer expertise in simulation modeling, a comprehensive understanding of transportation demand and supply management principles, extensive use of a range of life cycle cost and statistical analysis techniques, and skills in public consultation and environmental assessment for developing infrastructure facility plans with broad public support. A key feature of our transportation services is our expertise in designing, developing, and implementing integrated infrastructure/asset management systems and work management applications for pavement, bridges, right-of-way features, water, wastewater, stormwater, utilities, and other assets.

Urban Land. We provide planning, engineering, surveying, project management, and landscape architecture solutions principally for the land development and real estate industries through three specialist practice areas: Planning & Landscape Architecture, Urban Land Engineering, and Surveys/Geomatics. Our core services include or relate to the development of conceptual plans, zoning approval of design infrastructure, transportation planning, traffic engineering, landscape architecture, urban planning, design construction review, and surveying.

Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Life Cycle Solutions
The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures

(i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance stage, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

KEY PERFORMANCE DRIVERS AND CAPABILITIES
At Stantec our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be a major provider of professional design and consulting services in our principal geographic regions.

People
Because we are a professional services firm, the most important driver of our performance is our people. Our employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming a top 10 global design firm, we must grow our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2005 our employee numbers increased to approximately 5,500 from 4,350 in 2004. Currently, our workforce is made up of about 2,700 professionals, 2,000 technical staff, and 800 support personnel. We expect our employee numbers to continue to increase in 2006 and beyond as we pursue our growth plan.

To attract and retain qualified staff, we offer opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. We are continually strengthening our people-oriented culture, and in 2005 we completed a number of activities, including the implementation of an individual career development and performance review process as well as the design and implementation of a Company-wide benefits program that is responsive to both the external environment and our internal staff needs. During the year, we also introduced additional staff training programs and launched our Learning Resource Center, the online source for scheduling, registration in, and access to our learning programs and material. And we introduced courses related to people skills and leadership, risk management, and business development for our leaders. Going forward, we will continue to develop course curricula in response to the needs of our staff.

Our “diversified portfolio” approach to business—operating in different regions and practice areas—generally enables us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Currently, we see no overall shortage of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become more able to address these issues by mobilizing staff from other parts of the Company either through temporary relocation or changes in work allocation. We are continually improving our ability to work on projects from multiple locations through Web-based technology.

Market Opportunities/Acquisition and Integration
Another key driver of our success is our ability to make the most of opportunities to grow in our marketplace. We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have integrated a total of approximately 4,000 employees into the Stantec family from throughout Canada, the United States, and the Caribbean. In 2005 we completed three acquisitions, one in the United States, which established a new geographic region in southern California, and two in western Canada. In total, these acquisitions added approximately 1,160 employees to our operations. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms and is estimated to generate over US$60 billion in revenue in North America every year, of which we currently have approximately a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the United States alone generated nearly US$60 billion in fees in 2004.)

The integration of acquired firms begins immediately following the acquisition closing date and may take between six months and three years. It involves incorporation into our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate office. This approach allows our new staff to focus on continuing to serve clients with minimum interruption of their daily activities.

Our acquisition program is managed by an acquisition team that is dedicated to supporting our growth objectives. The team is responsible for identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

Financing
Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the TSX in 1994, we have grown at a compound annual rate of 19.3% . To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005. The issuance of additional shares in 2005 was related to the acquisition of The Keith Companies, Inc. In 2005 we replaced our existing credit facility with a three-year revolving credit facility that provides us with a line of credit of $160 million. Such financing will help us continue to pursue our growth plan.

Market Penetration
Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional infrastructure.

RESULTS
Overall Performance

Highlights for 2005
By executing our business strategy in 2005, we generated strong results for the fiscal year as well as incremental growth compared to 2004 in gross revenue, net income, and earnings per share as follows:

(In millions of Canadian dollars, except per share
amounts)	2005	2004	$ Change	% Change
Gross revenue	618.0	520.9	97.1	18.6%

Net income	40.6	30.2	10.4	34.6%
Earnings per share - basic	2.04	1.63	.41	25.2%
Earnings per share - diluted	1.98	1.59	.39	24.5%
Cash flows from operating activities	57.3	77.4	(20.1)	n/a
Cash flows used in investing activities	(114.6)	(10.2)	(104.4)	n/a
Cash flows from (used in) financing activities	47.9	(36.0)	83.9	n/a

In our 2004 Management’s Discussion and Analysis, we established various ranges of expected performance. Below are the successful results we achieved in 2005 as we met or exceeded all of our established targets:

Measure	Expected Range	Result Achieved
Debt to equity ratio (note1)	At or below 0.5 to 1	0.17*
Return on equity (note 2)	At or above 14%	16.0% *
Net income as % of net revenue	At or above 5%	7.7% *
Gross margin as % of net revenue	Between 53 and 55%	55.3% ✓
Administrative and marketing expenses as	Between 40 and 42%	40.5% *
% of net revenue
Effective income tax rate	Between 33 and 35%	35.0% *
note 1 - Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, minus cash divided by (2) shareholders’ equity.
note 2 - Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
✓ Exceeded target
*  Met target
x  Did not meet target

The following highlights the major strategic activities that occurred in 2005 as well as other factors that contributed to our successful financial performance and our strong overall financial condition:

•	Growth by acquisition. In 2005 the acquisition and integration of CPV Group Architects & Engineers Ltd. (CPV), The Keith Companies, Inc. (Keith), and Keen Engineering Co.

Ltd. (Keen) contributed to our growth by adding 1,160 employees and increasing the depth and breadth of our services in both Canada and the United States. Our cash used in investing activities increased in 2005 due to the consideration paid for these three acquisitions. The integration of these businesses in 2006 will further strengthen our existing complement of professional staff and client base.

•
Internal growth. In addition to acquisition activities, internal growth contributed to the above increase in gross revenue and net income. Of the $97.1 million increase in gross revenue during 2005, $22.8 million was attributable to organic internal growth.

•
New York Stock Exchange listing. During the third quarter, we began trading our common shares on the New York Stock Exchange (NYSE) under the symbol SXC in addition to trading through our existing TSX listing of STN. We believe our new listing gives us exposure to a larger capital base and the opportunity to increase our revenue by strengthening our brand recognition in the United States and enhances our ability to attract acquisition opportunities.

•
Credit facility. During the third quarter of 2005, we replaced our existing credit facility with a $160 million, three-year revolving credit facility to be available for future acquisitions, working capital needs, capital expenditures, and general corporate purposes. During the third quarter, we borrowed $95.9 million under the credit facility to complete the Keith acquisition and repaid $16.9 million in the fourth quarter, leaving $81.0 million available at December 31, 2005, for future activities.

•
Flat rate disbursements. During 2005, we implemented a flat rate disbursement practice as a means of simplifying the recovery of administrative disbursements related to billable projects. The impact of this change contributed 1.2% to the 55.3% gross margin, which exceeded our expected range of performance for 2005 and surpassed our 2004 gross margin of 54.2%.

•
Tax initiatives. Through the continual upgrading of our enterprise management system in 2005, we were able to improve the identification of billable projects that meet the criteria for Scientific Research and Experimental Development (SR&ED) tax credits in

Canada. These SR&ED credits reduced our income taxes payable as well as our administrative and marketing expenditures by $1.2 million in 2005. In addition, 2005 saw the introduction of the American Jobs Creation Act, which provides a tax deduction for income from qualified production activity in the United States to be phased in from 2005 to 2010. We have identified a portion of our activities in the United States that meet the definition of qualified activities for this deduction.

Acquisitions
We completed three acquisitions in 2005 for total consideration of $228.7 million and four acquisitions in 2004 for total consideration of $20.3 million. In August 2005 we acquired CPV, which added over 60 people to Stantec Architecture Ltd.’s Alberta and British Columbia offices, enhancing its position as the largest and most geographically diverse architecture and interior design firm in Canada. In September 2005 the acquisition of Keith added over 850 people to supplement our strength in our Urban Land practice area and increase the depth and breadth of our multidiscipline engineering and consulting services in the western and midwestern United States. The Keith acquisition was the largest acquisition in the history of our Company. In October 2005 the acquisition of Keen added over 250 people to our building design services in Canada and the western United States, which was an important step in the evolution of our sustainable design capabilities. As a result of our investment in our enterprise management system in 2003 and subsequent enhancements, we were able to quickly integrate Keith and Keen’s financial and management data in the fourth quarter of 2005.

Selected Annual Information
We have demonstrated strong and steady sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

Selected Annual Information
(In millions of Canadian dollars, except per share and share amounts)
(Prepared in accordance with Canadian GAAP)
	2005	2004	2003
Gross revenue (note)	618.0	520.9	459.9
Net income	40.6	30.2	25.1
Earnings per share - basic	2.04	1.63	1.37
Earnings per share - diluted	1.98	1.59	1.31
Cash dividends declared per Common Share	Nil	Nil	Nil

Total assets	628.8	362.1	326.6
Total long-term debt	86.7	34.0	44.6
Outstanding common shares - as at December 31	22,313,131	18,871,085	18,327,284
Outstanding common shares - as at February 10, 2006	22,509,948
Outstanding share options - as at December 31	938,264	1,071,333	1,479,100
Outstanding share options - as at February 10, 2006	749,611

note: The term gross revenue is defined in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.

The three acquisitions completed in 2005, the four completed in 2004, and the three completed in 2003 contributed to our year-over-year growth in gross revenue and net income. The $266.7 million increase in total assets from 2004 to 2005 was mainly due to the acquisition of $162.1 million in goodwill and of $24.0 million in intangible assets in the three acquisitions completed in 2005. The intangible assets consisted primarily of acquired client relationships ($18.4 million) and contract backlog ($5.0 million), which will be amortized as a charge to net income at various rates over 1-15 years. During the third quarter of 2005, we conducted our annual goodwill impairment review. An independent third party was contracted to perform a valuation of the goodwill of our operations in the US Southeast. The review concluded that there was no impairment of goodwill. Other increases in assets in 2005 can be attributed to internal growth and growth through acquisitions.

Our total liabilities increased $107.7 million from 2004 to 2005 mainly due to a $55.0 million increase year over year in bank debt. Accounts payable and future income tax liabilities also contributed to the year-over-year increase in total liabilities. These grew as a result of our growth internally as well as our growth through acquisitions.

Results of Operations
Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

	Percentage of Net Revenue			Percentage Increase *
	2005	2004	2003	2005 vs	2004 vs
				2004	2003
Gross revenue	117.8%	116.0%	117.5%	18.6%	13.2%
Net revenue	100.0%	100.0%	100.0%	16.8%	14.8%
Direct payroll costs	44.7%	45.8%	46.9%	14.1%	12.0%
Gross margin	55.3%	54.2%	53.1%	19.0%	17.2%
Administrative and marketing expenses	40.5%	40.9%	39.5%	15.7%	18.7%
Depreciation on property and equipment	2.4%	2.7%	2.5%	3.4%	20.9%
Amortization of intangible assets	0.5%	0.2%	0.2%	174.2%	0.2%
Net interest expense	0.1%	0.6%	0.7%	(79.6%)	6.4%
Share of income from associated companies	0.0%	(0.1%)	(0.1%)	(51.4%)	(33.6%)
Foreign exchange (gains) losses	(0.1%)	0.0%	0.2%	-	(115.3%)
Income before income taxes	11.9%	9.9%	10.1%	39.9%	12.7%
Income taxes	4.2%	3.2%	3.7%	51.2%	(0.6%)
Net income	7.7%	6.7%	6.4%	34.6%	20.4%

* % Increase calculated based on the dollar change from the comparable period.

Our gross and net revenue grew at a faster rate during 2005 than during 2004 mainly due to the size of acquisitions that occurred in the latter half of 2005. At the same time, administrative and marketing expenses grew at a lower rate than the rate of growth in revenue. As well, the amortization of intangible assets increased in 2005 versus 2004 due to factors further explained in the Amortization of Intangible Assets section below.

Gross and Net Revenue
The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for 2005 compared to 2004 and for 2004 compared to 2003. For a definition of gross and net revenue, refer to Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.

Gross revenue	2005 vs 2004	2004 vs 2003
(In millions of Canadian dollars)
Increase (decrease) due to:
acquisitions completed in current and prior two years	88.1	42.3
net internal growth	22.8	30.0
impact of foreign exchange rates on revenue earned by foreign subsidiaries	(13.8)	(11.3)
Total increase over prior year	97.1	61.0

Net revenue	2005 vs 2004	2004 vs 2003
(In millions of Canadian dollars)
Increase (decrease) due to:
acquisitions completed in current and prior two years	65.2	36.4
net internal growth	22.1	31.3
impact of foreign exchange rates on revenue earned by foreign subsidiaries	(11.9)	(9.9)
Total increase over prior year	75.4	57.8

Gross revenue earned in Canada during 2005 increased to $380.5 million from $325.8 million in 2004 and $290.4 million in 2003. Gross revenue generated in the United States in 2005 increased to $233.4 million compared to $190.4 million in 2004 and $161.7 million in 2003. Gross revenue earned outside Canada and the United States in 2005 was $4.1 million, compared to $4.7 million in 2003 and $7.9 million in 2002. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2005 and 2004.

The following table summarizes our gross revenue by practice area for 2005, 2004, and 2003:

(In millions of Canadian		% of				% of				% of
dollars)		Consulting				Consulting				Consulting
		Services	% Change			Services	% Change			Services
Practice Area Gross	2005	Gross	2005	vs	2004	Gross	2004	vs	2003	Gross
Revenue	$	Revenue	2004		$	Revenue	2003		$	Revenue
Environment	104.5	16.9%	(0.9%)		105.5	20.3%	14.9%		91.8	20.1%
Buildings	159.2	25.8%	48.1%		107.5	20.7%	19.5%		89.9	19.7%
Transportation	92.1	14.9%	(0.5%)		92.6	17.8%	15.0%		80.5	17.7%
Urban Land	208.9	33.8%	23.7%		168.9	32.5%	5.6%		159.9	35.1%
Industrial & Project	53.3	8.6%	17.4%		45.4	8.7%	36.2%		33.3	7.4%
Management
Total Consulting	618.0	100%	18.9%		519.9	100.0%	14.2%		455.4	100.0%
Services

As indicated above, our gross revenue was impacted by the acquisitions we completed in the current and prior two years, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on our gross revenue earned by practice area is summarized below:

(In millions of Canadian dollars)		2005 Compared to 2004			2004 Compared to 2003
	Total	Change Due	Change Due to	Total	Change Due	Change Due to
Practice Area Gross Revenue	Change	to	Net Internal	Change	to	Net Internal
		Acquisitions	Growth and		Acquisitions	Growth and
			Foreign Exchange			Foreign Exchange
Environment	(1.0)	8.1	(9.1)	13.7	(0.1)	13.8
Buildings	51.7	43.6	8.1	17.6	11.7	5.9
Transportation	(0.5)	(0.3)	(0.2)	12.1	11.4	0.7
Urban Land	40.0	29.2	10.8	9.0	6.3	2.7
Industrial & Project Management	7.9	7.5	0.4	12.1	13.0	(0.9)
Total Consulting Services	98.1	88.1	10.0	64.5	42.3	22.2

The following summarizes the acquisitions completed from 2003 to 2005 that impacted each of our practice areas:

•	Environment: The Keith Companies, Inc. (September 2005); The Sear-Brown Group Inc. (April 2004); and Ecological Services Group Inc. (May 2003).

•
Buildings: Keen Engineering Co. Ltd. (October 2005); The Keith Companies, Inc. (September 2005); CPV Group Architects & Engineers Ltd. (August 2005); GBR  Architects Limited (May 2004); Dunlop Architects Inc. (October 2004); The Sear-Brown Group, Inc. (April 2004); and APAI Architecture Inc. and Mandalian Enterprises Limited (January 2003).

•	Transportation: The Sear-Brown Group, Inc. (April 2004).
•	Urban Land: The Keith Companies, Inc. (September 2005) and The Sear-Brown Group, Inc. (April 2004).
•	Industrial & Project Management: The Keith Companies, Inc. (September 2005) and The Sear-Brown Group, Inc. (April 2004).

All of our practice areas generate a portion of their gross revenue in the United States. The strengthening of the Canadian dollar against the US dollar in 2005 compared to 2004 and in 2004 compared to 2003 negatively impacted the change in gross revenue year over year. The average Canadian exchange rate appreciated against the US dollar by approximately 9.2% from 2004 to 2005 (US$0.76 to US$0.83) and by 7.0% from 2003 to 2004 (US$0.71 to US$0.76) .

Gross revenue for the Environment practice area decreased by 0.9% from 2004 to 2005, compared to a 14.9% increase from 2003 to 2004. In 2005 the Environment practice area focused on improving the operational effectiveness of underperforming operations. During the last half of 2004, certain of our operations in the Environment practice area were curtailed through staff reductions, resulting in a decrease in the level of revenue generated in 2005. This strategic realignment enhanced the Environment practice area’s ability to improve its gross margin (56.5% in 2005 versus 55.2% in 2004) and should enhance its ability to increase its contribution to the Company’s results in the future.

Gross revenue for the Buildings practice area grew 48.1% from 2004 to 2005 compared to a 19.5% increase from 2003 to 2004. The percentage increase resulted from a combination of internal growth, growth through acquisitions, the presence of strong economies in the regions in which the practice area operates, and our transition from a group of local and regional offices into a national practice able to provide sought-after expertise in markets such as health care, research, education, and aviation.

Gross revenue for the Transportation practice area decreased by 0.5% from 2004 to 2005, compared to a 15.0% increase from 2003 to 2004. The $12.1 million increase during 2004 was primarily due to the Sear-Brown acquisition, which added considerable Transportation presence in the United States. Delays in US federal transportation funding in 2005 contributed to the $1.0 million decline in US gross revenue from the Sear-Brown acquisition during 2005. Opportunities in the United States are expected to increase with the recent signing of the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users. This bill provides over US$286.4 billion for US federal surface transportation programs relating to highway, highway safety, and transit projects for the five-year period from 2005 to 2009.

Gross revenue for the Urban Land practice area grew by 23.7% from 2004 to 2005 compared to a 5.6% increase from 2003 to 2004. This practice area grew both internally and through acquisitions during 2004 and 2005. Of the $40.0 million increase in gross revenue in 2005, $29.2 million was the result of acquisitions, of which $28.4 million was due to the acquisition of Keith in September.

Gross revenue for the Industrial & Project Management practice area grew by 17.4% from 2004 to 2005 and increased by 36.2% from 2003 to 2004. Of the $7.9 million increase during 2005, $5.8 million was due to the Sear-Brown acquisition. Of the $12.1 million increase in 2004, $13.0 million was due to the Sear-Brown acquisition offset by the negative impact of the strengthening Canadian dollar.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin increased to 55.3% in 2005 from 54.2% in 2004 and 53.1% in 2003. During 2005, we implemented a flat rate disbursement practice as a means of simplifying the recovery of administrative disbursements related to billable projects. The impact of this change was a 1.2% increase in gross margin. In addition, the information available from our enterprise management system contributed to improved project management and enhanced gross margin in 2005. The increase in our gross margin percentage in 2004 from 2003 was due to the lower proportion of total labor that was charged to projects during 2004 compared to 2003 as well as the mix of projects in progress and being pursued throughout the year. There will continue to be fluctuations in the margins reported from year to year as a result of the mix of projects in progress during any year.

The following table summarizes our gross margin percentages by practice area for 2005, 2004, and 2003:

Practice Area Gross Margin	2005	2004	2003
Environment	56.5%	55.2%	53.4%
Buildings	55.7%	53.1%	53.0%
Transportation	56.0%	56.0%	52.4%
Urban Land	56.1%	55.6%	54.4%
Industrial & Project Management	47.6%	46.4%	46.7%

Gross margins in all practice areas have improved from 2003 to 2005 and are higher than the anticipated rate of 53 to 55% set out in our 2004 Management’s Discussion and Analysis, with the exception of our Industrial & Project Management practice area where the year-to-date gross margin is 47.6% . This practice area experienced a slow start in the year; however, its margins are steadily increasing, and we believe opportunities exist to further increase its gross margins with the addition of skills from the Keith acquisition. The increase in gross margins all practice areas in 2005 compared to 2004 can be attributed to the same factors discussed above. Our 2004 Transportation and Urban Land practice area gross margins increased over 2003 gross margins by 3.6% and 1.2% respectively, primarily as a result of the type and size of the projects undertaken by these practice areas during 2004 as well as an increase in billing rates.

Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 40.5% in 2005 (within the expected range of 40 to 42% for these expenses), compared to 40.9% in 2004 and 39.5% in 2003. Administrative and marketing expenses fluctuate as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued throughout the year.

In 2005 administrative and marketing expenses were reduced by an adjustment to our estimate of allowance for doubtful accounts receivable based on improved information available on historical loss experience. In addition, our enhanced processes for identifying projects that qualify for SR&ED tax credits reduced our administrative and marketing expenses by $1.2 million. The above reductions were offset by a year-over-year $4.6 million increase in our provision for professional liability claims, which was based on the results of an independent actuarial review completed in 2005.Administrative and marketing expenditures grew at a lower rate than the increase in net revenue in 2005 despite incremental administrative activities such as the costs incurred to become listed on the NYSE and to register with the US Securities and Exchange Commission and increased regulatory and governance activities as a result of complying with Canadian and US securities regulators. The increase in administrative and marketing expenditures in 2004 compared to 2003 was due to a higher proportion of total labor being charged to administrative and marketing labor.

Depreciation on Property and Equipment
Depreciation on property and equipment as a percentage of net revenue was 2.4% in 2005, 2.7% in 2004, and 2.5% in 2003. In 2004 we began depreciating our new enterprise management system as well as our new office building in Edmonton, Alberta, resulting in an increase in depreciation from 2003 to 2004. The reduction in depreciation expense as a percentage of net revenue in 2005 related to the sale of our office building in Edmonton during the fourth quarter of 2004. Our depreciation expense on an absolute basis has remained relatively constant while net revenue has increased, resulting in a reduction as a percentage of net revenue.

Amortization of Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in each year. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets:

(In thousands of Canadian dollars)	2005	2004	2003
Amortization of client relationships	1,050	579	406
Amortization of backlog	1,349	239	438
Other	143	109	81
Total amortization of intangible assets	2,542	927	925

An increase of $1.6 million occurred from 2004 to 2005 due to the fair value of the intangibles identified upon the purchase of the three acquisitions in 2005. Of the $2.5 million amortized in 2005, $1.4 million related to the Keith acquisition. We recorded an amount of $4.0 million in contract backlog on the purchase of Keith. This amount will be amortized as an expense over 18 months from the date of acquisition. The amortization of intangible assets remained fairly constant from 2003 to 2004 because the value of the intangibles acquired during those two years was similar.

Net Interest Expense
The reduction of $2.2 million in net interest expense in 2005 compared to 2004 was a result of maintaining a positive net cash position during the first three quarters of 2005 compared to a position of bank indebtedness during the same period in 2004. In addition, our total long-term debt position during the first three quarters of 2005 was less than it was during the same period in 2004, which contributed to the reduction in overall interest expense. As at December 31, 2005, there was $50.0 million and US$25.0 million (C$29.0 million) outstanding on our new credit facility at an average interest rate of 4.34% . Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points.

Foreign Exchange Gains (Losses)
We recorded a foreign exchange gain of $0.4 million in 2005, compared to a foreign exchange gain of $0.1 million in 2004 and a foreign exchange loss of $0.6 million in 2003. The foreign exchange gains and losses reported have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. Throughout 2003 and most of 2004, we used US-dollar-denominated debt to minimize our exposure to foreign currency fluctuations. Late in 2004, due to an improvement in our cash position, we were able to reduce the amount of this debt. Therefore, in order to minimize our exposure to foreign exchange fluctuations, we matched US-dollar assets with US-dollar liabilities and entered into forward contracts to buy or sell US dollars in exchange for Canadian dollars. In Q4 05, we borrowed US dollars to complete the Keith acquisition. The US-dollar debt offset our investment in US-dollar net assets and eliminated the need to enter into forward contracts.

In 2003 the Canadian dollar rose from US$0.63 at the beginning of the year to US$0.77 at the end of the year, and the impact of this significant change on our overall exposure to foreign currency assets resulted in an exchange loss of $0.6 million. In 2004 the Canadian dollar continued to strengthen to US$0.83, and we recorded a $0.1 million gain in 2004 as a result of better matching of US-dollar assets and liabilities. During 2005, the Canadian dollar continued to strengthen to US$0.86, and we recorded a foreign exchange gain of $0.4 million since there was a period at the closing of the Keith transaction when our US-dollar-denominated liabilities exceeded our US-dollar-denominated assets. Approximately $0.4 million of this gain was reflected in Q3 05.

Income Taxes
Our effective income tax rate for 2005 was at 35.0%, compared to 32.4% for 2004 and 36.7% for 2003. In our 2004 Management’s Discussion and Analysis, we anticipated that our effective tax rate would be in the range of 33.0 to 35.0% depending on our estimated earnings in each of our taxing jurisdictions. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. Throughout 2005, we maintained our estimated rate consistently at 35.0% . The rate of 32.4% for 2004 was favorably impacted by the additional income reflected in our regulated insurance subsidiary in Q4 04; a portion of that income was subject to tax at lower rates resulting in a 1.2% reduction of our consolidated tax rate.

Quarterly Trends and Fourth Quarter Results
The following is a summary of our quarterly operating results for the last two fiscal years.

Quarterly Operating Results
(In millions of Canadian dollars, except per share amounts)
	2005				2004
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gross revenue	180.6	146.1	150.2	141.1	127.0	139.8	136.8	117.3
Net revenue	151.9	125.9	127.7	119.1	107.1	119.8	118.7	103.6
Net income	8.0	12.8	13.1	6.7	9.6	8.5	6.4	5.7
EPS-basic	0.36	0.66	0.69	0.36	0.52	0.46	0.35	0.31
EPS-diluted	0.35	0.64	0.67	0.35	0.50	0.44	0.33	0.30

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution, options whose exercise price is not in the money.

The following items impact the comparability of our quarterly results:
(In millions of Canadian dollars)	Q4 2005 vs.	Q3 2005 vs.	Q2 2005 vs.	Q1 2005 vs.
	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Increase (decrease) in gross revenue due to:
Acquisitions completed in current and prior two	40.8	9.9	14.2	23.2
years
Net internal growth	14.4	0.8	4.3	3.3
Impact of foreign exchange rates on revenue	(1.6)	(4.4)	(5.1)	(2.7)
earned by foreign subsidiaries
Total increase in gross revenue	53.6	6.3	13.4	23.8

During Q4 05, our gross revenue showed strong growth since it increased $53.6 million, or 42.2%, to $180.6 million from $127.0 million for the same period in 2004. Approximately $40.8 million of this increase resulted from acquisitions completed in 2003, 2004, and 2005 and net internal growth of $14.4 million, offset by $1.6 million resulting from the effect of the change in foreign exchange rates during those years.

Net income during Q4 05 decreased by $1.6 million, and earnings per share decreased $0.16 compared to the same period in 2004. The decrease in net income was partly due to the $1.0 million in additional professional liability claims expense recorded in Q4 05 based on an independent actuarial report completed in Q4 05. Net income was also affected by an increase of $1.8 million in the amortization of intangible assets over Q4 04 arising on the three acquisitions completed in 2005. The weighted average number of shares in the Company outstanding during Q4 05 was 22,307,604 and included the 3,328,776 shares issued as part of the Keith acquisition compared to the 18,532,085 shares outstanding during Q4 04. The combined impact of these items reduced our reported earnings per share by $0.16. In Q4 04 we reflected approximately $1.3 million in additional income as a result of a cumulative adjustment made to the professional liability claims reserve required in our regulated insurance subsidiary based on an independent actuarial report. As well, the reduction in the claims expense resulted in additional income in a low tax rate jurisdiction, the impact of which was reflected entirely in Q4 04. The impact of this adjustment on our Q4 04 income tax expenses was a decrease of $0.4 million. The combined impact of these items increased our reported earnings per share in that quarter by $0.09.

Liquidity and Capital Resources
The following table represents summarized working capital information as at December 31, 2005, compared to December 31, 2004:

(In millions of Canadian dollars except ratio)	Dec 31, 2005	Dec 31, 2004	% Change
Current assets	280.4	208.8	34.3%
Current liabilities	(157.8)	(126.8)	24.4%
Working capital	122.6	82.0	49.5%
Current ratio	1.78	1.65	n/a
note: working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from operating, investing, and financing activities, as reflected in the Consolidated Statement of Cash Flows, are summarized in the following table:

(In millions of Canadian dollars)	2005	2004	2003	$Change	$Change
	$	$		$2005 vs. 2004	2004 vs. 2003
Cash flows from operating activities	57.3	77.4	16.9	(20.1)	60.5
Cash flows used in investing activities	(114.6)	(10.2)	(33.5)	(104.4)	23.3
Cash flows from (used in) financing activities	47.9	(36.0)	(4.2)	83.9	(31.8)

Our liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $160 million credit facility, and the issuance of common shares. Our primary use of funds is for operational expenses, acquisitions, and sustaining capital spending on property and equipment. We continue to generate cash flows from operations to assist with our acquisition growth. In addition, we continue to manage according to the established management guideline of maintaining a debt to equity ratio of less than 0.5 to1.

Working Capital
Our working capital at the end of 2005 was $122.6 million, compared to $82.0 million in 2004. Current assets increased by $71.6 million, and current liabilities increased by $31.0 million. The increase in current assets was partly due to an increase in restricted cash. A portion of the cash acquired as part of the Keith acquisition (US$26.1 million) is subject to restrictions outlined in the merger agreement to allow the transaction to qualify as reorganization under US tax regulations. This cash cannot be used, directly or indirectly, to pay debt incurred with respect to financing the acquisition of Keith. Generally, the restricted cash will be used to finance future acquisitions as well as future capital expenditures. The restricted cash outstanding as at December 31, 2005, was $21.3 million (US$18.3 million). The addition of the non-cash working capital of CPV, Keith, and Keen also contributed to the increase in working capital in 2005.

Cash Flows From Operating Activities
Cash flows from operating activities were down by $20.1 million in 2005 from 2004 and up by $60.5 million from 2003 to 2004. The decrease in 2005 was reflective of a significant increase in operating cash flows in 2004 as explained below. The implementation of our new enterprise management system in the fourth quarter of 2003 contributed to the significant reduction in cash flows from operations for 2003. The reduction in our investment in costs and estimated earnings in excess of billings and in accounts receivable from 119 to 101 days of revenue during 2004 was the primary reason for the increased cash flow in 2004. In 2005 we maintained this improved level of investment at 101 days.

We provided allowances on our accounts receivable based on the probability of collection as well as the age of the receivable. We perform a review of collections subsequent to the period end in order to adjust our provisions for known collections for the accounts provided for. During the period 2003 through 2005, our provision for doubtful accounts as a percentage of accounts receivable has continued to fall as our collection procedures and billing cycles have become more refined and as the availability of historical collection and loss experience has been enhanced. We generally expect that costs and estimated earnings in excess of billings will be invoiced within a month to 90 days from the provision of services, and our standard terms are that invoices are due upon receipt. The implementation of our new enterprise management system has provided us with additional tools and information that may translate into improved collections on older accounts receivable and reduce the level of allowance for doubtful accounts.

In addition to the above, the decrease in operating cash flows in 2005 was due to an increase of $17.8 million in net income taxes paid and a net increase of $4.7 million in cash receipts from clients less cash paid to suppliers and employees, offset by a reduction of $2.2 million in the amount of net interest expense paid in 2005. Income taxes payable at the end of 2003 were lower than normal due to our high level of investment in costs and estimated earnings in excess of billings at that time. This resulted in lower income tax payments in the first quarter of 2004 as well as lower income tax installment requirements for 2004. Our income tax payments increased in 2005 over 2004 to cover the higher income tax liability outstanding at the end of 2004 as well as the increased income tax installments required for 2005.

Cash Flows From Investing Activities
Cash flows used in investing activities increased by $104.4 million from 2004 to 2005 and decreased by $23.3 million from 2003 to 2004. In 2005 $100.4 million was used to finance the three acquisitions completed during the year versus $18.8 million used in 2004 and $6.0 million used in 2003. Our 2005 investment activities also included the use of $1.7 million for the expansion and improvement of our office in Winnipeg, Manitoba, office. In 2004 there was a cash inflow from the sale of our Edmonton office building as well as the sale of our interest in Goodfellow EFSOP™ technology. This 2004 inflow was offset by an investment in short-term investments related to self-insured liabilities arising on the establishment of our regulated insurance company. In 2003 our cash flow used in investment activities was higher than in 2004 because it included the investment in our new enterprise management system and an investment in construction costs associated with an addition to our Edmonton office building.

As a professional services organization, we are not capital intensive. Our capital expenditures have historically been made primarily for property and equipment that includes such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. As indicated above, the largest capital expenditures incurred from 2003 to 2004 related to the construction of the addition to our Edmonton office building, renovations to the original Edmonton office building, costs associated with the implementation of our new business information system, and leasehold improvements on new office space. We expect our capital expenditures in 2006 to be approximately $17.9 million relating to leasehold improvements for various office locations, primarily in Canada, as well as upgrades to a number of our desktop computers to support updated versions of certain application and operating system software. Other normal capital expenditures accounted for the use of approximately $9.2 million, $7.8 million, and $10.6 million in each of 2003, 2004, and 2005 respectively. Our capital expenditures in these years were financed by cash flows from operations as well as a mortgage obtained for the construction of the addition to our Edmonton office building.

Cash Flows From Financing Activities
Cash flows from financing activities increased by $83.9 million from 2004 to 2005 and decreased by $31.8 million from 2003 to 2004. In 2005 we replaced our credit facility by repaying $24.0 million outstanding on long-term debt and entering into a new three-year revolving credit facility. Our new credit facility provides for a line of credit of $160 million. During the third quarter, we accessed $95.9 million of the new credit facility for acquisition purposes and repaid $16.9 million in the fourth quarter, leaving $81.0 million available to access for future activities. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptances rates plus 65 or 85 basis points. The average interest rate on the amounts outstanding at December 31, 2005, was 4.34% . The new credit facility contains financial tests and other covenants with which we must comply at each quarter-end. In particular, we must satisfy the following specified ratios: 1) the senior debt to EBITDA ratio must not exceed 2.50 to 1.0 at any time and 2) the EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time. EBITDA, EBITDAR, and EBITDAR to debt service ratio are defined in the Definition of Non-GAAP Measures of the Critical Accounting Estimates, Developments, and Measures section of this analysis. We were in compliance with these covenants as of December 31, 2005. During 2005, we also used $2.0 million for share issue costs related to the shares issued in conjunction with the acquisition of Keith. Options exercised for cash in 2005 generated cash of $1.0 million.

In 2004 funds received on the exercise of share options, as well as the net decrease in funds used to repurchase shares under our Normal Course Issuer Bid, were offset by the use of funds to pay down our bank indebtedness and long-term borrowings. This bank indebtedness had been incurred in 2003 and early 2004 to finance the level of investment in accounts receivable and in costs and estimated earnings in excess of billings that resulted from the implementation of our new enterprise management system. Improvement in the level of these investments, as well as proceeds received on the sale of our Edmonton office building, provided the additional funds to repay our long-term debt and bank indebtedness.

Shareholders’ Equity
Our shareholders’ equity increased $159.0 million to $348.1 million from $189.1 million at the end of 2004. This increase resulted from net income of $40.6 million, the issue of $123.4 million in shares and of $2.2 million in restricted shares in conjunction with the Keith acquisition, the issue of $1.0 million in shares on the exercise of options, and the recognition of the fair value of share-based compensation of $1.3 million, offset by share issue costs of $1.5 million, the repurchase of $0.2 million in shares pursuant to the Normal Course Issuer Bid, deferred stock compensation of $1.2 million recorded in conjunction with the Keith acquisition, and the $6.6 million change in our cumulative translation account arising on the translation of our US-based subsidiaries. The $6.6 million change was due to the continued strengthening of the Canadian dollar—from US$0.83 to US$0.86 —in relation to the US dollar during the year.

Our shareholders’ equity increased $28.6 million to $189.1 million from $160.5 million in 2003. This increase resulted from net income of $30.2 million in 2004, the recognition of the fair value of share-based compensation of $0.7 million, and the issue of $3.5 million in shares on the exercise of options, offset by the repurchase of $0.7 million in shares pursuant to the Normal Course Issuer Bid during the year and the $5.1 million change in our cumulative translation account arising on the translation of our US-based subsidiaries. The $5.1 million change was due to the strengthening of the Canadian dollar—from US$0.77 to US$0.83 —in relation to the US dollar during the year.

Our Normal Course Issuer Bid on the TSX was renewed in 2005 and allows us to repurchase up to 946,705 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2005 we purchased 6,800 common shares at an average price of $28.68 per share for an aggregate price of $195,000. In 2004 we purchased 29,300 common shares at an average price of $24.57 per share for an aggregate price of $720,000.

Other
Outstanding Share Data
As at December 31, 2005, there were 22,313,131 common shares and 938,264 share options outstanding. During the period of December 31, 2005, to February 10, 2006, no shares were repurchased under our Normal Course Issuer Bid, 188,653 share options were exercised, and 8,164 common shares were issued upon the vesting of restricted shares issued on the Keith acquisition.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of December 31, 2005:

		Payments Due by Period
		(In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	86.7	4.8	81.8	0.0	0.1
Interest on debt	9.5	3.7	5.8	0.0	0.0
Other liabilities	30.8	6.0	8.0	7.1	9.7
Operating lease commitments	211.7	34.8	56.5	40.8	79.6
Total Contractual Obligations	338.7	49.3	152.1	47.9	89.4

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows From Financing Activities section. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities primarily include leasehold inducement benefits and provision for self-insurance.

Off-Balance Sheet Arrangements
As of December 31, 2005, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $1.07 million that expire at various dates before November 2006. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations.

Market Risk
We are exposed to various market factors that can affect our performance primarily with respect to currency and interest rates.

Currency. Because a significant portion of our revenue and expenses is generated or incurred in US dollars, we face the challenge of dealing with fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenue and expenses. In addition, the impact of exchange rates on the balance sheet accounts of subsidiaries located outside Canada and the United States will affect our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian, US, and international operations.

Interest Rate.  Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. We estimate that, based on our balance at December 31, 2005, a 1% change in interest rates would impact our earnings per share by between $0.02 and $0.03.

Related Party Transactions
We have not entered into any related party transactions as defined in Section 3830 of the Canadian Institute of Chartered Accountants (CICA) Handbook.

OUTLOOK
The following table summarizes our expectations for the coming year.

Measure	Expected Range
Debt to equity ratio (note 1)	At or below 0.5 to 1
Return on equity (note 2)	At or above 14%
Net income as % of net revenue	At or above 5%
Gross margin as % of net revenue	Between 54 and 56%
Administrative and marketing expenses as % of net revenue	Between 40 and 42%
Effective income tax rate	Between 32 and 34%
note 1 - Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash divided by (2) shareholders’ equity. note 2 - Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.

As we move toward our goal of becoming a top 10 global design firm—and beyond—we recognize that the infrastructure and facilities market in North America is diverse and varies significantly from region to region. The market is also made up of many technical disciplines, clients, and industries and engages both the private and public sectors. Overall, we expect the outlook for professional services in this market to remain positive, with private and public sector spending on infrastructure increasing in 2006 and for the near term. We base this expectation on a variety of factors:

•	The need for investment necessary for upgrading public infrastructure as a result of the existing condition of aging facilities and increased demands presented by the growth of North American cities
•
The implementation of the new six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity: A Legacy for Users program in the United States, which promises increased funding for highway projects

•	An increasing awareness of and focus on sustainable design and development
•	The revitalization and reintroduction of residential and mixed-use projects in the downtown core of North American cities
•	Strong commodity prices prompting the planning of pipeline, power plant, and other private infrastructure projects
•	Growth in the cash reserves of private corporations, which will likely be reinvested, in part, in the construction of new facilities

•
Anticipated strength, by historical standards, in the single-family housing sector in 2006 (despite a slight decrease in the housing market) fuelled by continued affordability, high employment, positive economic conditions, and buoyant consumer confidence.

In addition, research suggests that the demand for design and construction services will continue to be strong for the next several years. For example, according to a report from the Brookings Institution (2004) entitled Toward a New Metropolis: The Opportunity to Rebuild America, only half of the “built space” that will be needed to accommodate a growing population and expanding economy in the United States over the next 25 years is currently in place. By 2030, a projected 60 million housing units will need to be built, along with nearly 100 billion square feet (9.29 billion square metres) of commercial and institutional space and close to 8.3 billion square feet (771 million square metres) of industrial space. The report forecasts that most of the expected growth will occur in the southern and western United States, two of our key target areas for geographic expansion.

In light of this market outlook, we plan to continue to grow our operations through a combination of internal hiring and acquisitions. We target to achieve long-term average annual compound growth rates of 15 to 20%, although we may not see growth in this range every year. We have chosen this target because we believe that it is an attainable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities for our employees, and lever our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is made up of 100,000 mostly small firms, there are many acquisition candidates. At any one time we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 1,000 employees.

We expect to support our targeted level of growth using a combination of cash flows from operations and additional financing while maintaining a return on our equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that a normal debt to equity ratio at or below 0.5 to 1 is an appropriate target for our Company, opportunities to complete transactions may make it necessary for us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash by issuing additional shares.

Looking at the results of our current mix of project activity in the United States and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 54 to 56% for 2006 and that our administrative expenses will remain in the range of 40 to 42% of net revenue. In addition, we expect our effective tax rate for 2006 to be between 32 and 34%.

With the 2005 acquisition of Keen, one of the leaders and advocates of the “green” building and design movement across North America, we also expect to increase our work in the area of sustainable development and to attract more clients who have sustainability as their focus.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2005, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important since they require the most difficult, subjective, or complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in material assumptions underlying the estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that we reasonably expect to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over- or under-recognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and cost and estimated earnings in excess of billings.

Goodwill. Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best judgments. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods, which would decrease our goodwill asset and increase our reported expenses.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods and would affect our accounts receivable and reported revenue. In the second quarter of 2005, we revised our estimate of allowance for doubtful accounts. This revision was based on improved information available on historical loss experience and has been applied prospectively. The impact of this change during the second quarter was a $4.0 million reduction in administrative and marketing expenses.

Self-insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. Accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used by the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase the self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities recorded. Our income tax expense reflects an estimate of the cash taxes we expect to pay in the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectation about future operating results, and possible audits of tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets such as loss carryforwards on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation reserve. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-lived Assets and Intangibles. We review long-lived assets and intangible assets with finite lives on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows, and measurement of an impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future sales, margins, market conditions, and the useful life of an asset. If our estimates or assumptions change from those used in our current analysis, we may be required to recognize an impairment loss in future periods that would decrease our long-lived and intangible assets and increase our reported expenses.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability would change and we would be required to increase or decrease it and adjust goodwill or reported expenses depending on whether the adjustment relates to a liability established pursuant to an acquisition.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocation for the CPV, Keith, and Keen acquisitions.

Accounting Developments
Variable Interest Entities. Effective January 1, 2005, we adopted the recommendations of Accounting Guideline 15 (AcG-15)—Consolidation of Variable Interest Entities (VIEs). VIEs are those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying variable interest entities as well as criteria for determining consolidation. Our consolidated financial statements include the accounts of our Company, its subsidiary companies, and all VIEs. The Company is the primary beneficiary for all VIEs. Our initial adoption of this accounting guideline on a prospective basis did not have an impact on our consolidated financial statements.

GAAP Hierarchy. Effective January 1, 2004, we adopted the recommendations of Section 1100 of the CICA Handbook, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP. It describes what constitutes GAAP and its sources and states that an entity should apply every primary source of GAAP that deals with the accounting and reporting in financial statements of transactions or events it encounters. Our initial adoption of these recommendations on a prospective basis did not have an impact on our consolidated financial statements.

Financial Instruments—Recognition and Measurement. In January 2005, the CICA released a new section in its handbook, Section 3855, “Financial Instruments—Recognition and Measurement,” effective for annual and interim periods beginning on or after October 1, 2006. This pronouncement further aligned Canadian GAAP with US GAAP. The section provides standards for the classification of financial instruments and related interest, dividends, gains, and losses. It prescribes when a financial instrument should be stated at fair value and when it would be valued using cost-based measures. Financial instruments are defined to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. Upon initial adoption of this section in fiscal 2007, our investments held for self-insured liabilities will be reflected as investments held for sale, and the resulting unrealized gains or losses will be reflected through other comprehensive income until realized, at which time the gains or losses will be recognized in net income. This new standard is not expected to have a material effect on the results of operations.

Comprehensive Income and Equity. In January 2005, the CICA released the new handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. These pronouncements further aligned Canadian GAAP with US GAAP. Section 1530 establishes standards for the reporting and display of comprehensive income. Comprehensive income is defined to include revenues, expenses, gains, and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income but excluded from net income. Section 1530 does not address issues of recognition or measurement for comprehensive income and its components. Section 3251, Equity, establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements set out in Section 3251 are in addition to those established in Section 1530 and stipulate that an enterprise present separately the components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital, and reserves. Upon initial adoption of these recommendations in fiscal 2007, unrealized losses on the translation of our self-sustaining foreign operations will be included in comprehensive income. Currently, these unrealized losses are reflected in our cumulative translation account.

Materiality
We determine whether or not information is “material” based on whether we believe a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

Definition of Non-GAAP Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe these are useful measures for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations and Company. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Debt to Equity Ratio. As part of our overall assessment of our Company’s financial condition, we monitor our debt to equity ratio to ensure that it is maintained within our established range. Debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.

Return on Equity Ratio. As part of our overall assessment of value added to shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the year divided by the average shareholders’ equity over each of the last four quarters.

Working Capital. This measure assists us in assessing the overall liquidity of our Company. Working capital is calculated by subtracting current liabilities from current assets.

Current Ratio. This measure assists us in assessing the overall liquidity of our Company. Current ratio is calculated by dividing current assets by current liabilities.

EBITDA. EBITDA represents earnings before income taxes depreciation and amortization. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility for any period as net income for such period plus all amounts deducted in the calculation thereof on account of interest expense, income taxes, depreciation, amortization, and any minority interest.

EBITDAR. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility as an amount equal to EBITDA plus, calculated on a rolling four quarter basis, building rental obligations net of common area costs, taxes, charges, and levies.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined in the credit facility as EBITDAR divided by, on a rolling four fiscal quarter basis, permanent principal and interest payments in respect of the debt plus building rental obligations net of common area costs, taxes, charges, and levies.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:
•	Global capital market activities
•	Fluctuations in interest rates and currency values
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national, or international economies
•	The effects of disruptions to public infrastructure, such as transportation or communications
•	Disruptions in power or water supply
•	Industry and worldwide economic and political conditions
•	Regulatory and statutory developments
•	The effects of competition in the geographic and business areas in which we operate

•	The actions of management
•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to Stantec. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Additional operating, market, and growth and acquisition integration risks are outlined below.

Operating Risks
Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. These risks include the following.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.
 We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2005 subconsultant costs accounted for approximately 9.6% (2004, 8.6%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.
 We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional service firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we may lose other employees and some of our existing clients who have formed relationships with such former employees. We may also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

Adverse weather conditions and natural or other disasters may cause a delay or eliminate net revenue which otherwise would have been realized and thus adversely affect our profitability.
Our field activities are generally performed outdoors and may include surveying, archeology, plant start-up and testing, and plant operations. Certain weather conditions or natural and other disasters, such as fire, floods, and similar events, may cause postponements in the initiation and/ or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Adverse weather conditions or disasters may also delay or eliminate our initiation and/or completion of the various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our field, office, and/or other activities may require us to incur additional costs attributable to overtime work necessary to meet our client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, our net revenue and profitability may be adversely affected.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.
As of December 31, 2005, our backlog was approximately $588 million. However, the revenue projected in our backlog may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits that we actually receive. Finally, poor project or contract performance could also impact our profits.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.
We conduct our business under various types of contractual arrangements, most of which are fee for service agreements. However, approximately 73% of the dollar value of our contracts in 2005 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide our services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

One of our primary competitive advantages is our reputation and experience. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.
Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.
Our operations are subject to the risk of third-party claims in the normal course of our business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.
Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant loss for us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, we have experienced and may continue to experience an increase in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. In September 2003, we established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. We also invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.
To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.
Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as the results of our operations. In addition, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

Market Risks
We are also exposed to various market factors that can affect our performance. These risks include the following.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.
The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are smaller, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

Economic downturns could have a negative impact on our businesses since our clients may curtail investment in infrastructure projects.
Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and governmental entities to make expenditures may decline significantly, which would have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

A significant portion of our revenue is derived from clients in the real estate industry. Consequently, our business could suffer materially if there were a downturn in the real estate market.
On a pro forma basis, after giving effect to the Keith merger as if it had occurred on January 1, 2005, we estimate that approximately 39% of our 2005 gross revenue would have been derived from services related to residential and commercial real estate development projects.
Consequently, reduced demand in the real estate market would likely have an adverse impact on our Urban Land group. The real estate market, and, therefore, our business, may be impacted by a number of factors, which may include the following:
•	Changes in employment levels and other general economic conditions
•	Changes in interest rates and in the availability, cost, and terms of financing
•	The impact of present or future environmental, zoning, or other laws and regulations
•	Changes in real estate tax rates and assessments and other operating expenses
•	Changes in levels of government infrastructure spending and fiscal policies
•	Natural or human-made disasters and other factors that are beyond our control.

A significant decrease in the demand for our real estate-related services could have a material adverse effect on our overall business, including the results of our operations and liquidity.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 40 and 55% of our gross revenue during the years ended December 31, 2002, through December 31, 2005, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depend, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. As a result, we may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Our share price has historically been subject to volatility. As a result, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.
Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the high and low closing sales prices on the TSX for our common shares during the 52 weeks ended December 31, 2005, were $40.39 and $24.50 respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations; (2) the reaction of markets and securities analysts to announcements and developments involving our Company; (3) adverse developments in the worldwide, Canadian, or US economy, the financial markets, or the engineering and consulting services market; (3) changes in interest rates; (4) announcements by key competitors; (5) additions or departures of key staff; (6) announcements of legal proceedings or regulatory matters; and (7) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.
There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.
Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

As mentioned previously, we currently have a $160 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.
Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002, for C$1.00 were US$0.86, US$0.83, US$0.77, and US$0.72 respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. As a result, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

Growth and Acquisition Integration Risks
We are also exposed to factors arising from growth and acquisition activities that can affect our performance. These risks include the following.

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.
We have grown rapidly in the recent past, and we intend to pursue further growth through acquisitions and otherwise as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.

We also may encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic area or service offerings, which may negatively impact our ability to attract and retain clients in those or other areas. Any of these integration issues could divert management’s attention from other business activities and could impact our ability to grow our business effectively.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.
Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and our competitiveness as our industry consolidates.
We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or to locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. Since the beginning of 2002, we have completed 21 acquisitions, and we expect to continue to pursue selective acquisitions of businesses that will enable us to enhance our market penetration and increase and diversify our revenue base.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business with the existing operations of Stantec and so may not realize the anticipated benefits of the merger.
Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s businesses and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that forms the foundation for the acquisition.

Uncertainties associated with the merger or Stantec as a new owner may cause an acquired entity to lose customers.
An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of the company’s services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

Uncertainties associated with the merger may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition, integration, or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

Goodwill and other intangible assets acquired as a result of our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.
Goodwill and other intangible assets represent approximately 43.0% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and indefinite life intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and other indefinite life intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider our actual performance for each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

Managing Our Risks
We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Currently, the majority of assignments we pursue are small to midsize projects with a capital value of less than $100 million offering potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2004 we completed an extensive review of our benefits programs for our Canadian and US employees with the objectives of providing more personal choice in coverage and emphasizing wellness and preventative care. Our new plans were implemented in the first quarter of 2005.

In 2004 we also created a Practice Enhancement team to champion continuous improvement in project management and the sharing of best practices across our Company, along with promoting the enhanced reliability and consistency of the services we provide to clients. In addition, we expanded our Company-wide project manager training program in 2004. This program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. In 2005 we implemented project manager and leadership portal dashboard training programs designed to enhance the visibility of financially related information to assist our operations leadership in improving performance and decision making. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

CORPORATE GOVERNANCE
Disclosure and Control Procedures
Based on an evaluation of Stantec’s disclosure controls and procedures, our Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures operated effectively as of December 31, 2005.

Disclosure Committee
In 2005 Stantec established a Disclosure Committee consisting of a cross section of its management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy to ensure that it addresses the Company’s principal business risks and of changes in operations or structure. In addition, the committee facilitates compliance with applicable legislative and regulatory reporting requirements.

Board of Directors
Stantec’s board of directors presently includes eight members, six of whom are independent under Canadian securities laws and under the rules of the SEC at the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of the Company or its shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by
•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other Executive Officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems.

In 2005 Stantec’s board included two committees—the Audit Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit Committee
The Audit Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, and accounting control policies. The committee met six times in 2005. The chairman of the committee provides regular reports at the Company’s board meetings.
The board has determined that each of the Audit Committee’s members is financially literate and that the chairman of the Audit Committee, William D. Grace, is a “financial expert” as such term is defined under the rules of the SEC and of the NYSE.

Corporate Governance and Compensation Committee
The Corporate Governance and Compensation Committee monitors, evaluates approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and

Compensation Committee met three times in 2005. The chairman of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our web site (www.stantec.com) and in our Management Information Circular for our May 4, 2006, annual and special meeting of shareholders. In addition, the following documents are posted on our web site:

•	Code of Ethics
•	Corporate Governance Guidelines
•	Audit Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference.

The above information is not incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.